# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cellectis S.A., CIK 0001627281
CUSIP: 15117K103
Title of class of securities: Ordinary shares, nominal value of EUR0.05 per ordinary share
Address of issuer's principal executive offices: 8, rue de la Croix Jarry, Paris, France (I0), 75013
Date of event which requires filing of this statement: 01/23/2025
Amends the filing with accession number 0001104659-23-116366
Filed by CIK 0000901832
Persons authorized to receive notices and communications: Adrian Kemp, 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, United Kingdom (X0), CB2 0AA, 44 20 3749 5000

## Reporting persons
- AstraZeneca PLC (CIK 0000901832): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 44,000,000; shared voting power 0; sole dispositive power 44,000,000; shared dispositive power 0; aggregate amount beneficially owned 44,000,000 (44% of the class)
  Comment: Note in relation to items 7, 9 and 11: Represents 16,000,000 Ordinary Shares, 10,000,000 series A convertible preferred shares and 18,000,000 series B convertible preferred shares, each held directly by AstraZeneca Holdings B.V., a wholly owned subsidiary of AstraZeneca PLC. Assumes the conversion of all series A convertible preferred shares and series B convertible preferred shares (one series A convertible preferred share shall convert into one Ordinary Share, and one series B convertible preferred share shall convert into one Ordinary Share). AstraZeneca PLC and AstraZeneca Holdings B.V. may each be deemed to have sole voting and dispositive power over the Ordinary Shares, series A convertible preferred shares and series B convertible preferred shares.
  
  Note in relation to item 13: Based on 72,093,873 Ordinary Shares outstanding as of December 31, 2024 according to the Form F-3 filed by the Issuer on January 15, 2025 (File No. 333-284302), which would increase to 100,093,873 Ordinary Shares upon conversion of all series A convertible preferred shares and series B convertible preferred shares.
- AstraZeneca Holdings B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 44,000,000; shared voting power 0; sole dispositive power 44,000,000; shared dispositive power 0; aggregate amount beneficially owned 44,000,000 (44% of the class)
  Comment: Note in relation to items 7, 9 and 11: Represents 16,000,000 Ordinary Shares, 10,000,000 series A convertible preferred shares and 18,000,000 series B convertible preferred shares, each held directly by AstraZeneca Holdings B.V., a wholly owned subsidiary of AstraZeneca PLC. Assumes the conversion of all series A convertible preferred shares and series B convertible preferred shares (one series A convertible preferred share shall convert into one Ordinary Share, and one series B convertible preferred share shall convert into one Ordinary Share). AstraZeneca PLC and AstraZeneca Holdings B.V. may each be deemed to have sole voting and dispositive power over the Ordinary Shares, series A convertible preferred shares and series B convertible preferred shares.
  
  Note in relation to item 13: Based on 72,093,873 Ordinary Shares outstanding as of December 31, 2024 according to the Form F-3 filed by the Issuer on January 15, 2025 (File No. 333-284302), which would increase to 100,093,873 Ordinary Shares upon conversion of all series A convertible preferred shares and series B convertible preferred shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value of EUR0.05 per ordinary share
Name of issuer: Cellectis S.A.
Address of issuer's principal executive offices: 8, rue de la Croix Jarry, Paris, France (I0), 75013
Comment:
Introductory Statement:

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D filed on November 9, 2023 as amended by Amendment No. 1 thereto filed on November 16, 2023 (as amended, the "Schedule 13D") by AstraZeneca PLC ("AstraZeneca") and AstraZeneca Holdings B.V. ("AZ Holdings BV") relating to the Ordinary Shares of Cellectis S.A. Except as otherwise specified in this Amendment No. 2, the Schedule 13D is unmodified. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

"On May 7, 2024, AstraZeneca announced the successful completion of the Additional Investment pursuant to which AZ Holdings BV received 10,000,000 series A convertible preferred shares of the Issuer and 18,000,000 series B convertible shares of the Issuer, each at a price of $5.00 per convertible preferred share, as contemplated and described in more detail elsewhere in the Schedule 13D. The source of the total subscription price for the convertible preferred shares of $140,000,000 was working capital."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

"On May 7, 2024, AstraZeneca announced the successful completion of the Additional Investment pursuant to which AZ Holdings BV received 10,000,000 series A convertible preferred shares of the Issuer and 18,000,000 series B convertible shares of the Issuer, each at a price of $5.00 per convertible preferred share, as contemplated and described in more detail elsewhere in the Schedule 13D.

On January 15, 2025, the Issuer filed a Registration Statement on Form F-3 (File No. 333-284302) (the "Registration Statement"), which was declared effective by the Securities and Exchange Commission on January 23, 2025, to register the resale of Ordinary Shares (including in the form of American Depositary Shares) issuable upon conversion of the series A convertible preferred shares and the series B convertible preferred shares. The effectiveness of the Registration Statement permits AstraZeneca and AZ Holdings BV to publicly resell Ordinary Shares (including in the form of American Depositary Shares).

AstraZeneca intends to continue to review its investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer's financial position, the price of the Ordinary Shares and the American Depositary Shares representing Ordinary Shares, conditions in the securities markets and general economic and industry conditions, AstraZeneca may, in the future, take such actions with respect to the Ordinary Shares as they deem appropriate, including, without limitation: purchasing additional Ordinary Shares; selling Ordinary Shares; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) in Item 4 of the Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

"As at the date of this Amendment No. 2, each of AstraZeneca and AZ Holdings BV may be deemed to beneficially own 44,000,000 Ordinary Shares, representing approximately 44.0% of the Ordinary Shares outstanding. These figures assume the conversion of all series A convertible preferred shares and series B convertible preferred shares (one series A convertible preferred share shall convert into one Ordinary Share, and one series B convertible preferred share shall convert into one Ordinary Share).

Without giving effect to any conversion of the series A convertible preferred shares or series B convertible preferred shares, AstraZeneca and AZ Holdings BV hold 16,000,000 Ordinary Shares (representing 22.2% of the Issuer's outstanding Ordinary Shares) and 26,000,000 voting rights (representing 29.3% of the Issuer's outstanding voting rights).

This response is based on 72,093,873 Ordinary Shares outstanding as of December 31, 2024 and 78,660,539 voting rights associated with the Issuer's Ordinary Shares outstanding as of December 31, 2024, in each case according to the Form F-3 filed by the Issuer on January 15, 2025 (File No. 333-284302).

To the knowledge of AstraZeneca and AZ Holdings BV, no other Reporting Person beneficially owns any Ordinary Shares."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

"As at the date of this Amendment No. 2, each of AstraZeneca and AZ Holdings BV may be deemed to have sole voting and dispositive power over 16,000,000 Ordinary Shares, 10,000,000 series A convertible preferred shares and 18,000,000 series B convertible preferred shares. Neither AstraZeneca nor AZ Holdings BV has shared voting or dispositive power over any Ordinary Shares, series A convertible preferred shares or series B convertible preferred shares.

To the knowledge of AstraZeneca and AZ Holdings BV, no other Reporting Person has any voting or dispositive power over any Ordinary Shares."

## Signatures
- AstraZeneca PLC: /s/ Adrian Kemp, Adrian Kemp, Company Secretary (01/24/2025)
- AstraZeneca Holdings B.V.: /s/ Kamila Kozikowska, Kamila Kozikowska, Director (01/24/2025)